DigiPath, Inc.

March 13, 2014

VIA EDGAR

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3233

Re: DigiPath, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 3, 2014

File No. 000-54239

Dear Mr. Kluck:

This letter is in response to the Securities and Exchange Commission’s comment letter dated March 13, 2014, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Preliminary Information Statement on Schedule 14C.

General

1. Please explain your basis for incorporating certain information by reference into your information statement. Please refer to Note D to Schedule 14A.

We have deleted the incorporation of reference from the information statement.

2. Please revise your discussion of the proposal to increase the number of authorized shares of preferred stock to indicate the purpose of the authorization of these securities or advise. Please refer to Item 11(c) of Schedule 14A.

We agree with your comment in part. There is no proposal to increase the authorized shares of the preferred stock. We are proposing to change the designations, rights and preferences of the currently authorized 10,000,000 preferred stock.

We have included the following to specify the purpose of the change in the designation, rights and preference of the preferred stock.

“The purpose of changing the designations, rights, and preferences required, in connection with the ongoing operation of our business, to issue shares of Preferred Stock in connection with the financings of our future operations, for acquiring other businesses, and for forming strategic partnerships and alliances. No such specific issuances are currently anticipated.

Accordingly, our board of directors changing the designations, rights, and preferences of Preferred Stock to provide greater flexibility in structuring terms in connection with financing of our operations, the acquisition of other businesses, the establishment of joint ventures, and such other purposes as our board of directors determines.”

The Company hopes that the foregoing addresses all of the Staff's comments contained in its letter of March 13, 2014.

Should you have any questions or further comments please contact the undersigned at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen

President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  March 13, 2014                                                             DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen, President